

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2004 DEFINITIVE DIVIDEND PAYMENT

(Santiago, Chile, April 22, 2005) CCU (NYSE: CU)– The Regular Stockholders' Meeting held yesterday, approved the distribution, with charge to year 2004's profits, of the definitive dividend Nº229, which amounts to Ch$62.80403 per share (Ch$314.02015 per ADR), totaling Ch$20,003 million. The Company's definitive dividend will be paid on April 29, 2005 and distributed among its 318,502,872 shares of record as of April 23, 2005.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the largest pisco producer and participates in the confectionary industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.